             Ciudad Autónoma de Buenos Aires, December 9th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that the Company received a resignation letter presented by Catalina Lappas to her position as Alternate Director of the Company, with effects since its approval by the Board of Directors.

The abovementioned resignation obeys to personal reasons and will be considered by the next Board of Directors meeting.

Sincerely,

Victoria Hitce

Head of Market Relations